Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber Reports Improved Earnings of 40% over the Prior Quarter

September 7, 2005 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) announces its second quarter results for the period ended July 31, 2005.

Commenting on Aber's results, Chairman and Chief Executive Officer Robert Gannicott stated, "This robust improvement in our financial results comes in a quarter when we have had only two sales. This underscores the improvement in the performance of the Diavik Mine enhanced by rising diamond prices driven by fundamental shortages in increasingly broad ranges of diamond products. At the same time, sales continue to improve at Harry Winston as an increasing percentage of diamond requirements are met through Aber's rough diamond sales network."

Thomas O'Neill, Aber's President and Chief Executive Officer of Harry Winston added, "We continue to build on the strength of the Harry Winston brand. Sales for the six months ended July 31, 2005, are considerably stronger than the comparable period of the prior year. Our results reflect the improvements made to the salon environment, our marketing efforts and our expanded product offering, as well as our strength in the traditional Harry Winston segment of high-end one-of-a-kind jewelry pieces."

Second Quarter Highlights

Financial Highlights

	Three months ended July 31, 2005	Three months ended July 31, 2004	Six months ended July 31, 2005	Six months ended July 31, 2004
Sales ($ millions)	$115,699	$84,487	$225,831	$136,756
Earnings from operations ($ millions)	$39,923	$29,109	$67,542	$44,073
Net Earnings ($ millions)	$19,020	$12,295	$32,602	$15,092
Earnings per share ($)	$0.33	$0.21	$0.56	$0.26
Cash Earnings per share ($)(1)	$0.91	$0.63	$1.45	$0.95

(1)
Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. See "Non-GAAP Performance Measures" in the Company's Management's Discussion and Analysis for the three months ended July 31, 2005, for a reconciliation of earnings to cash earnings.

Production Highlights
(Aber's 40% share of Diavik Mine production)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Diamond recovered (000s carats)	1,006	909	1,706	1,524
Grade (carats/tonne)	3.87	4.21	3.73	4.07
Operating costs, cash ($ millions)	$18.3	$17.6	$36.3	$31.9
Operating costs per carat, cash ($)	$18	$19	$21	$21

"Aber's second quarter results reflect the strength of both our mining and retail segments" stated Alice Murphy, Aber's Chief Financial Officer. "Our sales in both segments have increased appreciably, and we are particularly pleased that these results have been carried through to our earnings from operations in each segment."

Returning Value to Shareholders

Aber is pleased to declare a quarterly dividend payment of US$0.25 per share. Shareholders of record at the close of business on September 30, 2005, will be entitled to receive payment of this dividend on October 14, 2005.

Webcast

Aber will host a webcast today at 9:00 a.m. (EST) to review these results and its outlook. Interested parties may listen to a broadcast on the Internet at www.aber.ca. Aber's unaudited consolidated interim financial statements together with Management's Discussion and Analysis are available on the Company's web site and on SEDAR (www.sedar.com).

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)